UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: March 2008
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES
EXHIBIT INDEX
EX-99.1: Shtokman Development Company between Gazprom, Total and StatoilHydro
EX 99. 2: Launch of Usan Project, Nigerian Deep Offshore
EX 99.3: Launch of Anguille Field Redevelopment, Gabon
EX 99.4: Total's New Senior Management Organization
EX 99.5: Appointments
EX 99.6: Acquisition of Marketing Assets, Caribbean
EX 99.7: New Deep Offshore License, Nigeria
EX 99.8: Finacial Results 2007, Total Gabon
EX 99.9: Ceding 20% of Taoudenni Permit to Sonatrach, Mauritania
EX 99.10: New Promising Exploration Acreage, Alaska, USA

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: April 7, 2008	By:	/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Gazprom, Total and StatoilHydro create Shtokman Development Company for phase one on the Shtokman gas field (February 21, 2008).

➢	EXHIBIT 99.2:	Nigerian Deep Offshore: Launch of Usan Project (February 28, 2008).

➢	EXHIBIT 99.3:	Total Announces Launch of Anguille Field Redevelopment in Gabon (February 28, 2008).

➢	EXHIBIT 99.4:	Total’s New Senior Management Organization (March 10, 2008).

➢	EXHIBIT 99.5:	Appointments (March 10, 2008).

➢	EXHIBIT 99.6:	Total Acquires Marketing Assets in the Caribbean (March 11, 2008).

➢	EXHIBIT 99.7:	Total Farms into New Deep Offshore License in Nigeria (March 12, 2008).

➢	EXHIBIT 99.8:	Total Gabon: Financial Results for Fiscal Year 2007 (March 14, 2008).

➢	EXHIBIT 99.9:	Total Cedes 20% of Taoudenni Permit in Mauritania to Sonatrach (March 18, 2008).

➢	EXHIBIT 99.10:	USA: Total Enters into New Promising Exploration Acreage in Alaska (March 19, 2008).